Exhibit 12.1

		Nine months
	9M 2010	ended September 30, 2009	August 15 to December 31 2008	January 1 to August 14 2008	2007	2006	2005
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
Earnings
Pretax (loss) income	(4,576)	42,818	(43,868)	7,440	16,796	32,677	9,000
Fixed charges	18,322	24,747	4,084	19,000	14,394	15,064	6,400
Capitalized interest	(456)	(523)	(242)	(1,400)	(833)	0	0

Earnings	13,290	67,042	(40,026)	25,040	30,357	47,741	15,400
Fixed charges
Interest expense	17,189	21,116	3,643	17,109	11,367	14,601	6,200
Capitalized interest	456	523	242	1,400	833	0	0
Amortization deferred fiancing costs	677	3,108	199	491	2,194	463	200

Fixed charges	18,322	24,747	4,084	19,000	14,394	15,064	6,400
Ratio of Earnings to Fixed Charges	0.73	2.71	(9.80)	1.32	2.11	3.17	2.41
Deficiency of Earnings	5,032		44,110